UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 16, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

To our Shareholders, Customers, Employees and Suppliers

In the lines below we would like to share with you the challenges we overcame and the accomplishments we achieved in the year 2010, and to look ahead into the key goals outlined for the year 2011.

TGS in 2010

The most outstanding highlight of the year was the finalization and inauguration of the mega works of the second submarine pipeline that crosses the Strait of Magellan, an endeavor that required the commitment and effort of all our personnel. We are proud of having been part of this undertaking that has been one of the main landmarks in the history of the Argentine gas industry and consequently in the track record of our company. The presence of our president, Cristina Fernández de Kirchner, along with other eminent national and provincial officials in the inauguration ceremony held on March 16, 2010, showed the remarkable commitment on the part of the national government to encourage the growth of our country through the enlargement of the energetic park.

These works were financed under the Gas Trust Fund Program by Nación Fideicomisos S.A. in its capacity as Trustee, and driven by the Argentine government to promote the exploration and development of alternatives that ensure natural gas supply at a nationwide level.

This pipeline has the capacity to transport an additional gas volume of up to 600 million cubit feets per day (“MMcf/d”) from the fields located in Tierra del Fuego Island and adjacent maritime areas. In the future this facility will enable to further expand the capacity of our gas transportation system in the continent and to transport the gas from the reserves mentioned above to the main consumption centers. In our role as Works Manager, in accordance with the terms of the Management Contract executed in December 2006, we provided technical counseling for the works engineering and execution.

A whole year has gone by since the Executive Branch approved the initial 20% tariff increase through decree N° 1,918 signed in December 2009, ratifying the Transitory Agreement that had been entered into by the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) and TGS in late 2008. However, this increase has not come into effect yet, which forced us to reverse the revenues provision recorded in 2009 and 2010 (up to September 30). We are currently awaiting final judgment on the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS and the approval of the tariff chart by the National Gas Regulatory Body in Argentina (“ENARGAS”).

Within the framework of the expansion works started in 2006, conducted under the Gas Trust Fund Program, we have made progress in the start-up of a 71 MMcf/d new additional transportation capacity, and through the operation and maintenance of said facilities we have increased our revenues by approximately Ps. 6 million.

The reliability of our pipeline system was once again put to the test. With an optimal performance, our system could meet demand requirements throughout the year with a 97.3% average equipment availability and a 99.1% reliability average.

We should not overlook the substantial growth in last year’s Natural gas liquids (“liquids”) production and commercialization revenues, attributable mainly to the rise of international prices, in combination with the better price terms obtained in the negotiation of new LPG and natural gas deals-which were in effect in the year 2010-, and the adjustment of ethane prices. Liquids production volumes, close to 1 million short tons, remained at the same levels of the two previous years, and the segment’s outstanding operative performance was evident in the 99.3% reliability ratio of the equipment.

In the “Other Services” segment, in addition of the management of the pipeline expansion works, we also provided a wide range of technical services, capitalizing on the know-how of our personnel. In the telecommunications business that we operate through our subsidiary Telcosur S.A. (“Telcosur”), we have renewed agreements -extending service terms-, we have closed deals with telecommunications infrastructure suppliers and we have also undertaken expansion works that pave the way for significant growth in this business.

In the financial arena, we stuck to the policy of reducing indebtedness that we had started in the year 2008, through the purchase of debt notes under par with a face value of US$ 21 million, a transaction that generated a profit of around Ps. 5 million. Thus, at year end TGS’s financial indebtedness reached a minimum level of US$ 374 million, and the financial scenario is free from principal maturities for the next three years.

In the field of our human resources, with regard to our 2010 objective to take care of the health and security of our employees, we have obtained good results but have not met the stated goals yet. However, we are convinced that there are many improvements to achieve in the pursuit of this path. Likewise, we continued with our policy to promote a pleasant work environment and foster professional growth opportunities. Accordingly, in the 2010 Argentine edition of the survey that “Great Place to Work Institute” conducts every year, TGS positioned itself 7th in the ranking within the category of companies with up to 1,000 employees.

True to our Corporate Social Responsibility policy, in the field of our relations with the community, in 2010 we kept on working on social undertakings with the voluntary contribution of 70 employees who presented projects that have ripen into improvements for our community.

Future Outlook

As we focus on the road ahead, the year 2011 will find us devoted to the search of solutions for pivotal issues such as the re-composition of our gas transportation tariffs, the maintenance of the liquid production volumes, and the improvement of our work accident rates.

With the aim to restore a suitable profitability in the natural gas transportation business, we will continue our negotiations with the Argentine government, through the UNIREN, to start the re-composition of our transportation service tariffs. We will also continue performing our role as works manager in the expansion of the pipeline capacity to be agreed with the Argentine government.

In the liquids segment, we will strive to develop methods to optimize production and negotiate new natural gas supply agreements with producers, focusing on mitigating the lower volumes arriving to the processing plant.

Regarding Other Services, one of the stated objectives is to commercialize the extensive telecommunications capacity, currently available thanks to the network developed by our controlled company Telcosur.

A key goal of the 2011 is related to the continual improvement of the safety and occupational health, which is oriented at reducing work accident rates to the minimum. To that purpose, we will continue implementing different tools that showed their effectiveness during the last year, and we will continue training our operative staff to enhance efficiency and keep reliability and safety levels.

Finally, we would like to thank employees for their unceasing cooperation, commitment and dedication, our shareholders for the trust placed in our management, and our customers and suppliers for making us part of their businesses.

Ricardo I. Monge Chairman

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Natural Gas Industry in Argentina

Natural Gas continues to be the main source of energy, contributing to generate over 50% of the energy used in our country.

 Source: BP Statistical Review of World Press (information corresponding to the year 2009).

In 2010, natural gas demand in Argentina was once again tied to supply, as a result of the restrictions placed on supply to industries during winter months, a scenario that has been recurrent over the last few years. The situation was more severe than in 2009 basically as a result of the 10% increase in residential demand, triggered by a colder winter in 2010. Exports to Chile dropped even lower than in 2009, in view of the fact that Chile has put into service two new re-gasification plants that enable this country to meet its own natural gas needs.

Lower natural gas production was offset by higher natural gas imports that Energía Argentina S.A. (“ENARSA”) implements through the purchase of liquefied natural gas (“LNG”), injected to the pipeline transportation system through a re-gasification tanker leased by the state company, which operates from the Port of Bahía Blanca. Compared to 2009 figures, LNG imports more than doubled and the tanker operated throughout the whole year. Gas imports from Bolivia stayed at the same levels of 2009.

In 2010, a new submarine pipeline that goes through the Straits of Magellan came into service. Thus, the gas supply to our local market was increased through a higher supply from the Austral basin. Another highlight of the year consists in the finding of substantial unconventional natural gas reserves (shale gas and tight gas) by the company YPF in the Neuquén basin, which might potentially step up natural gas proven reserves in Argentina. This was accomplished within the framework of the Gas Plus program, under which the gas to be extracted may be sold at higher prices (though inferior to import prices), allowing for the more expensive technology required by the exploitation of these fields. This event also encourages expectations of similar findings in the rest of the Neuquén basin.

On the other hand, Bolivia has pledged to increase natural gas supplies to Argentina from deliveries ranging from 141 to 177 MMcf/d in 2010 to a volume of 272 MMcf/d, starting in the year 2011. This commitment is outlined in the addendum subscribed by the governments of Argentina and Bolivia in March 2010, and it is related to the agreement they had entered into in the year 2006. This natural gas supply agreement foresees a twenty-year term and a maximum supply of 978 MMcf/d. Construction is under way in the link pipeline that goes through the border between both countries and that will enable the transportation of gas to the current pipeline system and to the Argentine Northeast Pipeline. With reference to the latter pipeline, it will transport gas to provinces that currently do not have a gas transmission network, its bidding process will be conducted by the Government in 2011, and it is expected to be finished and in service by the year 2013.

In addition to the re-gasification tanker that operates in the Port of Bahia Blanca, by the year 2011 YPF and ENARSA have foreseen to build and put into service a second LNG station in Escobar, Province of Buenos Aires, with a re-gasification capacity of 494 MMcf/d.

Lastly, the governments of Argentina and Chile have entered into an energetic exchange agreement, which will allow Argentina to import natural gas from Chile, taking advantage of our neighbor country‘s current surplus re-gasification capacity.

Our business in 2010

Regulated Segment

Gas Transportation

In 2010 gas transportation revenues amounted to Ps. 551.0 million, representing a decrease of Ps. 118.4 million, compared to the Ps. 669.4 million reported in 2009. This negative variation is due to the fact that 2009 revenues had included Ps. 122,1 million related to the 20% tariffs increase in the regulated segment, retroactively applicable to September 1, 2008. Although this increase had been granted by the Argentine government, in 2010 the Company decided to discontinue its recording in view of the fact that ENARGAS has not yet approved its billing, and in consideration of the appeal filed by said regulating entity along with the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) against the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS.

Regarding firm transportation services contribution to revenues, besides the “whole year” effect of the capacities that had come into service in 2009, in the year 2010 an additional capacity of 71 MMcf/d came into effect, related to the start- up of the expansion works that had begun in 2006, conducted and financed under the Gas Trust Fund Program, which together with the capacities allocated in former years add up to 208 MMcf/d.

In 2010 winter, TGS gas pipeline system suitably met the demand for natural gas. However, as a result of the gas supply shortage to meet an increasing demand in winter, supply restrictions to the industry segment were strengthened owing to lower recorded temperatures, with the purpose of redirecting the gas supply flow to consumers of higher priority, mainly residential users, commercial users and CNG stations. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with TGS, as well as industries in different distribution areas of the country.

On the other hand the input of natural gas imported by ENARSA to TGS’s system, proceeding from the LNG Re-Gasification Tanker located in the Port of Bahía Blanca significantly grew, totaling an aggregate volume of roughly 63.0 billions of cubic feet, compared to 27.6 billions of cubit feet  in 2009, partially offsetting the sustained decline of the Neuquén basin fields.

In the field of future pipeline system expansions, we are making progress in the works started in 2006, which will allow the transportation of an incremental volume of 378 MMcf/d, which includes the above mentioned 208 MMcf/d installed capacity already in service.

The Expansion Works started in 2006, foreseen to be implemented in gradual start-up stages– are carried out under the financial trust program, with the contribution of funds provided by the gas producers and shippers to whom incremental capacity has been allocated. The scheme foresees recovery through incomes proceeding from additional tariff surcharges, paid by all the firm users, with the exception of the gas distribution companies. On the other hand, for the rendering of transportation services of the segments already in operation, TGS receives a monthly Charge for Access and Use (“CAU”).

In the conduction of these 2006 expansion works, TGS plays the role of technical manager of the works developed along its pipeline system. Under the terms of the contract executed in late 2006, TGS has invoiced Ps. 50 million for the management of expansion works related to a capacity of 247 MMcf/d, while the payment for the management of the remaining 131 MMcf/d is yet to be agreed.

The expansion involves the installation of over 708 miles of pipeline loops and 200,000 HP of additional power. One of the most relevant highlights of the year was the coming into service of the new submarine pipeline that goes through the Strait of Magellan, part of the 2006 expansion works. In addition to the technical challenge that the implementation of this project has involved, this work was of paramount strategic relevance for our country, since it allows the financing of the ongoing and scheduled expansions in TGS system with the Argentine reserves of the Austral Basin.

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Financial and Operational Indicators of the Gas Transportation Segment

	2010	2009	2008
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	551.0	669.4	506.3
Operating Income	63.5	329.8	187.6
Depreciation of property, plant and equipment	156.8	153.0	151.3
Investments in property, plant and equipment	75.8	95.6	185.8
Identifiable Assets	3,707.7	3,858.6	3,775.3
OPERATING STATISTICS:
Average capacity hired on a firm basis (in Bcf/d)	2.8	2.8	2.6
Average deliveries (in Bcf /d)	2.2	2.2	2.2
Annual load factor (2)	79%	79%	86%
Load factor during winter(2)	85%	86%	85%

(1) Information corresponding to consolidated financial statements.

(2) Ratio between annual average deliveries and average firm contracted capacity

Non regulated segment

NGL Production and Commercialization

In 2010, NGL revenues accounted for 61% of the total revenues of our Company, once again the segment that generated the highest revenues to TGS. In 2010, revenues related to this segment increased by Ps. 209.9 million, from Ps. 800.5 million reported in the year 2009 to Ps. 1,010.4 million in 2010. This increase in revenues is mainly attributable to higher international prices, which have risen over 30% above prices reported in 2009.

Source : our own information.

In 2010, international LPG and natural gasoline prices showed an increase with respect to the year 2009, which represented a great move forward for TGS in terms of export revenues. Beyond market prices, TGS also obtained an increase in this segment’s revenues through the closing of new LPG and natural gasoline export agreements which came into effect on September 1, 2009 and January 1, 2010, respectively, which allowed TGS access to better sales prices with respect to former contracts. Another factor that contributed to this segment’s revenues growth was LPG exports to Paraguay by truck, which on account of a marked supply shortage, allowed transactions at prices significantly higher than the average regional prices.

Additionally, a major revenues growth was obtained through the sale of ethane in accordance with prices adjustments agreed with PBB-Polisur S.A. (“Polisur”). We should also point out at the rise in revenues proceeding from logistic services rendered from TGS facilities located in Puerto Galván, among which we should mention ship and truck loading for the company Compañía Mega S.A.

The factors that impacted negatively on the sector’s revenues were: (i) a higher volume of butane had to be allocated to the local market within the governmental program “Plan Garrafa para Todos” (Gas Carafes for Everyone) at the request of the Argentine government, at prices lower than for exports, and (ii) a lower volume of ethane sales, as a result of Polisur plant stoppage in March.

Lastly, it is worth mentioning the new LPG export contract entered into with a new customer (in view of the expiration of the former contract with Petrobras International Finance Company -“PIFC”, subsidiary of Petroleo Brasilerio S.A.- Petrobras), which will derive in better prices. The term of the contract extends from January 1, 2011 to April 30, 2012.

 Financial and Operational Indicators of Liquids Production and Commercialization Segment

	2010	2009	2008
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	1,010.4	800.5	807.3
Operating Income	404.7	264.6	276.6
Depreciation of property, plant and equipment	38.6	40.0	36.8
Investments in property, plant and equipment	33.9	26.9	26.1
Identifiable assets	497.9	449.0	413.5
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	986.2	986.7	982.6
Gas processing capacity (in Bcf/d)	46.0	46.0	46.0
Storage capacity (in short tn)	54,840	54,840	54,840

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which in 2010 accounted for 5% of the total revenues of the Company, comprises mainly midstream and telecommunications services. In 2010, this sector’s revenues were significantly lower than in the previous year, mainly due to lower construction services (partly because of the decrease in management construction services related to the expansion works) and a fall in midstream revenues (as a result of the cancellation of some contracts in 2009).

In 2010, in addition to treatment and compression services rendered to several producers, we provided a range of technical services related to connection to the transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. We can mention, among other customers of these services, companies such as Emgasud S.A., ENARSA, YPF S.A., Tecpetrol S.A., Profertil S.A., Arpetrol S.A. and Roch S.A.

On the other hand, by achieving the renewal of several service contracts, the continuity of the business in the mid term has been ensured.

In 2010, Telcosur subscribed agreements for the extension of existing agreements and closed new deals with telecommunication companies (“carriers”) and corporate customers in order to consolidate business both in the mid and long term. Besides, Telcosur has made progress in the implementation of its hybrid network, of radio and optic fiber throughout its whole area of influence, by means of the execution of agreements with telecommunications infrastructure suppliers and the implementation of several expansion works.

Financial and Operating Indicators of Other Services

	2010	2009	2008
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	91.6	130.7	105.6
Operating income	14.5	49.6	30.9
Depreciation of property, plant and equipment	12.6	12.2	14.0
Investments in property, plant and equipment	34.5	32.9	5.3
Identifiable assets	250.5	235.9	191.3
OPERATING STATISTICS:
Compression capacity (in HP)	42,000	42,000	42,000
Treatment capacity (in MMcf/d)	113	113	396

(1)

Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

In 2010, we maintained high quality standards in the operation of our system, which were reflected once more in a service without interruptions and in compliance with the reliability standards required by the National Gas Regulatory Body in Argentina (“ENARGAS”).

On the topic of the preservation of our pipeline system, among the many actions taken, it is worth mentioning that we continued implementing the remotely-operated system for the cathodic protection units, which allows real-time monitoring of said system. We should also point out at the in-line inspection program that covered approximately 1,300 km of pipelines, and that led to the preventive repair of the detected failures. Another highlight in this field is the first running of a new tool in the inside of the pipeline for the detection of failure caused by “Stress Corrosion Cracking” (“SCC”). Moreover, we continued training our personnel, specifically on fields like cathodic protection, welding assessment and operative tasks, activities that were addressed to the staff in charge of the pipeline operation.  Lastly, we focused once again on community awareness of the risks involved in the transportation of gas through pipelines, by means of workshops at schools, lectures at institutions responsible for the safety of the community and a door-to-door campaign addressed to people who live along the pipeline.

True to our commitment to quality, environment and safety, as outlined in our Policy of Quality, Environment, Safety and Occupational Health Management, in 2010 we obtained the re-certification of our environmental and quality management system in accordance with ISO 9,001 and ISO 14,001 standards. Moreover, we passed two maintenance audits of our Safety and Occupational Health Management System in line with OHSAS 18,001.

In terms of safety, we focused our efforts on achieving a change in safety paradigms and habits that rule our personnel actions. The scope of the activities reached all the Company’s facilities and all management levels.  Likewise, we started an induction process targeted at contractors who work at the Cerri Complex and the Galván Plant, by means of an agreement entered into with the Universidad Tecnológica Nacional of Bahía Blanca.

Human Resources

The challenge to comply with the Vision outlined by the Company requires us to focus our efforts on three key cornerstones:

(i)

to foster creativity and a result-oriented approach in all our staff, translating the Vision into clear objectives shared at all levels;

(ii)

to consolidate a leadership style based on mutual trust, that encourages employee’s involvement and innovation; and

(iii)

to build our human resources management on transparent game rules, based on policies and processes aligned to our business strategy.

Based on these cornerstones, aligned to our corporate values and commitments, in 2010 we implemented several initiatives focused on strengthening the competences required to sustain and reinforce TGS’s value proposal.

These initiatives converged mainly on two issues: to provide a pleasant work environment and to foster professional and personal growth opportunities.

On the topic of work environment, we maintained the levels of satisfaction and commitment of our employees. This earned us a new nomination as one of the greatest places to work in Argentina. In the 2010 Argentine edition of the companies’ survey that “Great Place to Work Institute©” conducts annually, TGS positioned itself 7th in the ranking, within the category of companies with up to 1,000 employees, once again standing out among our peers in the industry.

Leaders play a major role in the development of a pleasant and challenging work environment, which may present a differential proposal to our people and can contribute to their professional fulfillment. In view of that, in 2010 we have continued working tirelessly on strengthening the outlined leadership style through a new edition of the “Formación de Líderes” program. Besides, we have consolidated ega+, a work methodology based on “self-managed teams”, which focuses on the growth of its participants.

As socially responsible employers we have taken further steps within the health prevention and care program called “Más por vos”.

Likewise, in its fifth edition, our SOS Joven Program fully complied with its purpose to support our employee’s children in crucial stages of their professional life: the selection of their career, their university studies and their entrance into the job market. Within this program, 21 youths attended the vocational orientation workshops –which now also offers a workshop for parents- and 29 youths were awarded college grants.

The program “Consejeros”, part of the “SOS Joven” program, is a proposal that gives the youths a space to build answers to their own questions, with the counseling of a tutor experienced in their professional field. In 2010, 13 children of our employees benefited from this experience.

In 2010, SOS Joven was selected to be presented in the 7th Edition of the National Congress of Human Resources Management “Redes, Relaciones, Resultados” (networks, relations, results) -conducted by ADRHA (Argentine Human Resources Association).

Corporate Social Responsibility (CSR)

In 2010, our social commitment was displayed in the continuity of our most outstanding social programs, which enables us to evaluate their evolution towards an integration of public policies and private initiatives, a concept we intend to embrace in the mid term.

Under the program “Learn a Trade”, in a joint effort with “Fundación Compromiso” and the La Piedad Institute of Bahía Blanca, we conducted several courses for training in woodwork, lathing and welding, and introduction to hardware for equipment recovery. The City Council of Bahía Blanca certifies the courses and coordinates issues related to job-hunting, which ensures a sustainable proposal for its participants. This year, the Instituto Nacional de Enseñanza Técnica has joined this program, contributing with equipment and training.

In 2010, we continued with the Corporate Volunteers Program, the aim of which is to back the social initiatives of our employees, providing our know-how to social organizations related to the employees themselves. It should be marked that 70 employees have presented their own social aid projects, among which 15 projects are currently ongoing.  At their own initiative, our employees enriched these projects with issues related to safety, health and environmental care.

Along with Fundación Cruzada Patagónica, TGS kept contributing to the development of the Mapuche communities in the Patagonia. Through the construction of greenhouses for the production of vegetables and fruit, we have enabled families to improve their diet and we have also encouraged them to self-produce their own resources, through work in community cooperatives. On the other hand, together with Fundación Cimientos, TGS supports the education of a group of children in Río Gallegos, addressing their economic needs but mainly focusing on pedagogical aspects of their education.

TGS is a founding member of the Global Compact in Argentina. As active members of its Board of Directors, TGS presents reports related to the application of the 10 commitments of the Global Compact and proposes summons to involve other companies in this private initiative of the United Nations.  Along the same lines, we are also an active member of the Argentine Business Council for Sustainable Development, which allows us to capture the new trends in sustainable development, both within a local and international scope.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2010 and 2009 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the ENARGAS.

The Company’s consolidated financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 have been subject to audits performed by Sibille, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity, and for the year ended December 31, 2006 has been subject to an audit performed by PriceWaterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2010 and 2009 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

2. Implementation Plan for the Adoption of International Financial Reporting Standards (“IFRS”)

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

After monitoring the implementation plan mentioned above, the Company’s Board of Directors was aware that Chapter 5, “Adoption of Accounting Criteria” and Chapter 6, “Collateral Effects Evaluation” have not accomplished the established objectives and deadlines and, thus, it was decided with respect to Chapter 5, that the Board of Directors will approve the valuation criteria before September 30, 2011 and with respect to Chapter 6, to complete the concerning objectives before December 31, 2011.

Moreover, the Company is evaluating the effects of the adoption of IFRS.

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3. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2010 and 2009:

	2010	2009	Variation
	(in millions of pesos)
Net revenues	1,653.0	1,600.6	52.4
Gas transportation	551.0	669.4	(118.4)
Liquids production and commercialization	1.010.4	800.5	209.9
Other services	91.6	130.7	(39.1)
Costs of sales	(859.2)	(818.3)	(40.9)
Operating costs	(651.3)	(613.1)	(38.2)
Depreciation and amortization	(207.9)	(205.2)	(2.7)
Gross profit	793.8	782.3	11.5
Administrative and selling expenses	(308.3)	(220.8)	(87.5)
Other operating expenses	(122.1)	-	(122.1)
Operating income	363.4	561.5	(198.1)
Other expenses, net	-	(27.2)	27.2
Gain / (loss) on related companies	1.2	(0.5)	1.7
Net financial expense	(163.2)	(212.1)	48.9
Income tax expense	(99.2)	(143.3)	44.1
Net income	102.2	178.4	(76.2)

Overview

For the year ended December 31, 2010, the Company has reported a net income of Ps. 102.2 million, in comparison to the Ps. 178.4 million reported in 2009. The reduction of net income, of Ps. 76.2 million, mainly stems from the double negative effect of the recognition in 2009 and the derecognition in 2010 of the Ps. 122.1 million revenue related to the 20% natural gas transportation tariff increase that was granted by the Argentine government, and which was retroactive to September 1, 2008. This effect was partially compensated by higher operating income generated by the production and commercialization of liquids business segment.

Net revenues

Gas transportation

Gas transportation represented approximately 33% and 42% of total net revenues during the years ended December 31, 2010 and 2009, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system

6

.

Gas transportation revenues for the year ended December 31, 2010 decreased by Ps. 118.4 million compared to 2009. This reduction is mainly due to the accounting in 2009 of Ps. 122.1 million in revenues associated with the 20% tariff increase that was retroactive to September 1, 2008. As a result of the fact that ENARGAS has yet not authorized the billing of the tariff increase, along with the fact, that ENARGAS and the MPFIPyS filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, the Company decided to discontinue its recognition in 2010.

Through Presidential Decree No. 1,918/09, the Argentine government ratified the transitional agreement signed by TGS and the UNIREN in October 2008. According to this agreement, the funds generated by this tariff increase would be used to carry out an investment plan for its pipeline system which was executed with TGS’ own funds. The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government. On September 30, 2010, the Company filed an acción de amparo against the ENARGAS and the Coordination and Management Control Under Secretariat (“SCyCG”) in order to obtain the implementation of the new tariff increase schedule. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo  filed by TGS, and as of the date of the issuance of these financial statements, this appeal has not been resolved (for further information, see Note 7.a. to the consolidated financial statements).

Production and commercialization of liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Net revenues from the production and commercialization of liquids segment represented approximately 61% and 50% of TGS’s total net revenues during years ended December 31, 2010 and 2009, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. In 2010, the remainder of these products and all of its natural gasoline were exported to PIFC and to Trafigura Beheer B.V. Amsterdam, respectively, at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenue from the production and commercialization of liquids segment increased by Ps. 209.9 million in the year ended December 31, 2010. This increase is mainly due to higher export sales, which were driven by more than 30% higher average international prices.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the year ended December 31, 2010, Other Services revenues decreased by Ps. 39.1 million in comparison with the year 2009. This decrease resulted from lower revenues generated by construction (partially due to fewer management construction services rendered in connection with pipeline expansion works) and midstream services (as some contracts were cancelled in 2009).

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the year ended December 31, 2010, rose by Ps. 128.4 million, compared to the year 2009. This variation is mostly attributable to: (i) a Ps. 48.3 million increase in export taxes, derived mainly from higher international prices; (ii) a Ps. 32.5 million rise in the liquids costs; (iii) a Ps. 27.2 million allowance for doubtful accounts, which corresponds to the receivable balance that TGS had with MetroGAS S.A. as of the date this client filed for bankruptcy; and, (iv) higher labor costs amounting to Ps. 13.4 million.

Other operating expenses

The other operating expenses of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other expenses, net

Other expenses, net decreased by Ps. 27.2 million mainly due to a revenue of Ps. 18.6 million, which corresponded to the early-cancellation of a firm transportation contract.

7

Net financial expense

Net financial expense decreased by Ps. 48.9 million in the year ended December 31, 2010 compared to 2009. The breakdown of net financial results is as follows:

	2010	2009
	(in millions of pesos)
Generated by assets
Interest income	16.2	13.7
Tax credits discounted value loss	(17.0)	-
Foreign exchange gain	46.1	68.6
Subtotal	45.3	82.3

Generated by liabilities
Interest expense	(128.8)	(151.4)
Foreign exchange loss	(66.7)	(138.7)
Result of the debt prepayment	5.1	10.8
Other financial charges	(18.1)	(15.1)
Subtotal	(208.5)	(294.4)
Total	(163.2)	(212.1)

This decrease is primarily due to a lower depreciation of the local currency when compared to the previous year, which is, in turn, explained mostly by the Ps. 49.5 million lower foreign exchange rate loss.

Income tax expense

For 2010, TGS reported a Ps. 99.2 million income tax expense, compared to Ps. 143.3 million reported in 2009. The Ps. 44.1 million decrease is related to a lower taxable income reported in 2010.

4. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2010 and 2009, are shown in the table below:

	2010	2009	Variation
	(in millions of pesos)
Cash flows provided by operating activities	320.5	511.6	(191.1)
Cash flows used in investing activities	(142.8)	(149.2)	6.4
Cash flows (used in) / provided by financing activities	(113.3)	58.0	(171.3)
Net increase in cash and cash equivalents	64.4	420.4	(356.0)

Cash and cash equivalent decreased substantially in 2010. This significant reduction was due to: (i) a  cash decline resulting from the operating activities, considering that the Company paid in 2010 more income tax for Ps. 166.4 million (in 2009, TGS compensated a Ps. 117.3 million tax receivable), and (ii) Ps. 113.3 million in cash used to finance activities in 2010, which compares with a net cash inflow of Ps. 58.0 million  generated in 2009, originated by the funds borrowed from a customer.

5. Fourth Quarter 2010 vs. Fourth Quarter 2009

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2010 and 2009:

	2010	2009	Variation
	(In millions of Pesos)
Net revenues	429.4	599.0	(169.6)
Gas transportation	80.9	261.3	(180.4)
Production and commercialization of liquids	324.7	302.0	22.7
Other services	23.8	35.7	(11.9)
Cost of sales	(226.1)	(238.0)	11.9
Operating costs	(172.9)	(186.0)	13.1
Depreciation and amortization	(53.2)	(52.0)	(1.2)
Gross profit	203.3	361.0	(157.7)
Administrative and selling expenses	(94.1)	(87.6)	(6.5)
Other operating expenses	(122.1)	-	(122.1)
Operating (loss) / income	(12.9)	273.4	(286.3)
Other income / (expense), net	23.1	(13.8)	36.9
Gain on related companies	(0.4)	0.6	(1.0)
Net financial income / (expense)	22.2	(33.0)	55.2
Income tax expense	(19.9)	(87.5)	67.6
Net income	12.1	139.7	(127.6)

Total net revenues for the fourth quarter of 2010 decreased by 28.3% in comparison with the same period in 2009. This negative variation  is explained by the fact that revenue reported in the fourth quarter of 2009 includes Ps. 122.1 million associated with the 20% tariff increase mentioned above, and revenue reported in the fourth quarter of 2010 eliminated the tariff increase by an amount of Ps. 46.5 million, which corresponds to the revenue accounted in the nine-month period ended September 30, 2010.

The liquids production and commercialization segment, increased by a 7.5%, which was mainly attributable to higher liquids international prices during 2010’s fourth quarter.

In 2010’s fourth quarter, Other Services revenues decreased by Ps. 11.9 million when compared to revenues of  the same 2009 period. This decrease resulted from lower sales generated by the management construction services (associated with the expansion of TGS’s pipeline system) and midstream services (as some contracts were cancelled in 2009).

Costs of sales and administrative and selling expenses for the fourth quarter of 2010 decreased slightly by Ps. 5.4 million to Ps. 320.2 million, from Ps. 325.6 million in the same quarter of 2009.

The Ps. 122.1 million of other operating expenses reported in fourth quarter of 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other income / (expense), net registered a positive variation of Ps. 36.9 million in the fourth quarter of 2010 compared with 2009’s fourth quarter. This variation mainly stems from: (i) a Ps. 18.6 million revenue, which corresponded to the early-cancellation of a firm transportation contract; and, (ii) lower contingency accruals amounting to Ps. 14.4 million.

Net financial income / (expense) recorded a positive variation of Ps. 55.2 million. The reversion of Ps. 56.0 million of the financial discount adjustment derived from the valuation of the 20% tariff increase receivable explained basically the positive variation.

In the fourth quarter 2010, TGS reported a Ps. 19.9 million income tax expense which decreased by Ps. 67.6 million, compared to the same period of 2009. This reduction stems from a lower taxable income reported in 2010’s fourth quarter.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2010	2009	2008	2007	2006
Current assets	1,471,755	1,468,040	829,384	683,173	711,841
Non-current assets	4,139,590	4,151,150	4,203,940	4,318,511	4,427,401
Total	5,611,345	5,619,190	5,033,324	5,001,684	5,139,242

Current liabilities	574,145	607,764	358,185	312,741	378,748
Non-current liabilities	1,744,180	1,790,317	1,602,410	1,759,395	1,978,363
Subtotal	2,318,325	2,398,081	1,960,595	2,072,136	2,357,111
Minority interest	1	1	1	1	2
Shareholders’ equity	3,293,019	3,221,108	3,072,728	2,929,547	2,782,129
Total	5,611,345	5,619,190	5,033,324	5,001,684	5,139,242

7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2010	2009	2008	2007	2006
Operating income	363,393	561,517	431,432	490,019	570,130
Other expenses, net	(4)	(27,145)	(15,624)	(2,594)	(731)
Gain / (loss) on related companies	1,202	(540)	1,203	590	(442)
Net financial results	(163,166)	(212,120)	(98,531)	(193,495)	(189,043)
Net income before income tax	201,425	321,712	318,480	294,520	379,914
Income tax expense	(99,189)	(143,332)	(143,389)	(147,012)	(21,891)
Net income for the year	102,236	178,380	175,091	147,508	358,023

8

8. Statistical Data (Physical Units)

	Year ended December 31,					Fourth quarter ended December 31,
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.82	2.77	2.60	2.57	2.53	2.82	2.79	2.60	2.58	2.52
Average daily deliveries (in Bcf/d)	2.22	2.20	2.23	2.23	2.16	2.12	1.96	2.10	2.13	2.03
Production and commercialization of liquids
* Production
Ethane (in short tons)	334,455	358,801	326,281	336,947	419,131	111,612	103,828	78,622	99,960	109,990
Propane and butane (in short tons)	539,144	517,891	538,461	474,080	597,794	146,502	143,155	150,534	130,395	159,097
Natural Gasoline (in short tons)	112,611	110,007	117,807	102,317	125,533	30,835	29,407	31,903	28,483	33,148
* Local market sales (a)
Ethane (in short tons)	334,455	358,801	326,281	336,947	419,131	111,612	103,828	78,622	99,960	109,990
Propane and butane (in short tons)	324,020	277,992	278,187	258,587	316,824	80,889	62,838	72,245	60,405	76,028
Natural Gasoline (in short tons)	440	-	434	2,963	4,529	-	-	434	739	1,243
* Exports (a)
Propane and butane (in short tons)	220,836	248,283	272,138	201,886	275,833	69,863	98,716	81,963	58,061	91,386
Natural Gasoline (in short tons)	110,955	109,748	118,832	98,764	121,962	33,586	31,989	34,065	25,434	38,072

(a) Includes natural gas processed on behalf of third parties.

9. Comparative ratios

	As of December 31,
	2010	2009	2008	2007	2006
Liquidity (Current assets to current liabilities)	2.56	2.42	2.32	2.18	1.88
Shareholders’ equity to total liabilities	1.42	1.34	1.57	1.41	1.18
Non current assets to total assets	0.74	0.74	0.84	0.86	0.86
Profitability (Net income to average shareholders’ equity)	0.03	0.06	0.06	0.05	0.14

9

10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2010	2009	2008	2007	2006
January	2.16	1.77	3.30	4.08	3.25
February	2.14	1.44	3.08	4.00	3.20
March	2.60	1.52	2.90	3.88	3.19
April	2.59	1.47	2.74	4.33	3.11
May	2.50	1.45	2.66	4.84	3.04
June	2.50	1.78	2.30	4.97	3.01
July	2.93	1.83	2.35	4.60	3.18
August	2.75	1.80	2.13	4.27	3.06
September	2.78	2.35	1.88	4.25	3.40
October	3.16	2.20	1.29	4.45	3.56
November	3.95	2.08	1.41	3.62	3.64
December	4.61	2.20	1.40	3.80	4.19

11. Outlook

As we focus on the road ahead, the year 2011 will find TGS devoted to the search of solutions for pivotal issues such as the re-composition of the gas transportation tariffs, the maintenance of the liquid production volumes, and the improvement of work accident rates.

With the aim to restore a suitable profitability in the natural gas transportation business, the Company will continue its negotiations with the Argentine government, through the UNIREN, to start the re-composition of the transportation service tariffs. TGS will also continue performing its role as works manager in the expansion of the pipeline capacity to be agreed with the Argentine government.

In the liquids segment, TGS will strive to develop methods to optimize production and negotiate new natural gas supply agreements with producers, focusing on mitigating the lower volumes arriving to the processing plant.

Regarding Other Services, one of the stated objectives is to commercialize the extensive telecommunications capacity, currently available thanks to the network developed by TGS’  controlled company Telcosur.

A key goal of the 2011 is related to the continual improvement of the safety and occupational health, which is oriented at reducing work accident rates to the minimum. To that purpose, TGS will continue implementing different tools that showed their effectiveness during the last year, and will continue training its operative staff to enhance efficiency and keep reliability and safety levels.

Autonomous City of Buenos Aires, February 10, 2011.

Ricardo I. Monge
Board of Directors’ Chairman

Board of Directors’ Proposal

Earning distribution for the year ended December 31, 2010, submitted for consideration to the Shareholders’ Meeting, is as follows:

Basis of distribution:	In thousands of Argentine pesos, as mentioned in Note 2.b to the consolidated financial statements
Unappropriated retained earnings balance after earning distribution approved by the Shareholders’ Meeting held on April 16, 2010	1,043,003
Net income for 2010	102,236
Total	1,145,239
Proposal: Cash dividends Legal reserve	40,000 5,112
New account	1,100,127

Autonomous City of Buenos Aires, February 10, 2011.

Ricardo I. Monge
Board of Directors’ Chairman

10

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010							2009
	Shareholders' contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	199,354	1,082,247	1,281,601	3,221,108	3,072,728
Resolution of the Ordinary Shareholders' Meeting held on April 16, 2010:								
Appropriation to legal reserve	-	-	-	8,919	(8,919)	-	-	-
Cash dividends	-	-	-	-	(30,325)	(30,325)	(30,325)	(30,000)
Net income for the year	-	-	-	-	102,236	102,236	102,236	178,380
Balances at the end of the year	794,495	1,145,012	1,939,507	208,273	1,145,239	1,353,512	3,293,019	3,221,108

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary of Petrobras Argentina (jointly “Group Petrobras Argentina”), 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remainder 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2010 and 2009 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2010 and 2009.

a)   Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)   Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2010 and 2009 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)   Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

d)   Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each  year. Detailed information is disclosed in Exhibit G.

e)   Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)   Current investments

Bank accounts and time deposit in local currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

g)   Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

h)   Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of September 30, 2010 and 2009 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2010 and 2009, the investment in Link has been adjusted by Ps. 3,925 and Ps. 4,067, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2010 of Link, from this date to December 31, 2010; and, (ii) the financial statements as of September 30, 2009 of Link, TGU and EGS from this date to December 31, 2009. The book value of the investment in EGS and TGU as of December 31, 2010 has been adjusted by Ps. 371 and Ps. 188, respectively, to reflect significant transactions and those made between EGS and the Company in the last three-month period ended on such date. Additionally, the book value of the investment in EGS and TGU as of December 31, 2009 included Ps. 212 and Ps. 109, respectively, corresponding to the transactions between EGS and the Company in the three-month period ended on such date.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

i)   Property, plant and equipment, net

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 10,645 and Ps. 7,794 for the years ended December 31, 2010 and 2009, respectively.

Based on the projections made as discussed in Notes 2.a) and b), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j)   Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

k)   Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Current tax	(154,180)	(152,408)
Temporary differences variation	15,562	9,076
Income tax to be recovered (1)	38,776	-
Income tax loss carryforward	653	-
Income tax expense	(99,189)	(143,332)

(1) Corresponds to the reversion of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.).

The components of the net deferred tax assets and liabilities as of December 31, 2010 and 2009 are the following:

Non-current deferred tax assets and liabilities	2010	2009
Allowance for doubtful accounts	9,538	1,849
Deferred revenues	(461)	(550)
Tax credits discounted value loss	6,069	-
Intangible assets	(1,523)	(1,962)
Property, plant and equipment, net	(83,004)	(78,153)
Other provisions	2,343	2,343
Provision for contingencies	38,190	31,085
Current investments	(983)	(6,047)
Labor provisions	-	6,042
Income tax loss carryforward	653	-
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(29,178)	(45,393)

(1) Net of deferred tax asset of Ps. 733 and Ps. 196 recorded under Other non-current receivables as of December 31, 2010 and 2009, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Pre-tax income	201,425	321,712
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(70,499)	(112,599)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(31,134)	(31,420)
- Non-taxable income or non-deductible expenses	368	(103)
- Others	2,076	790
Income tax expense	(99,189)	(143,332)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2010 would have increased in Ps. 594,207 (generating a net liability position of Ps. 623,385), and a positive effect of Ps. 31,088 and Ps. 31,594 on the Company’s net income for the years ended December 31, 2010 and 2009, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2011	30,344
Year 2012	30,067
Year 2013	29,303
Year 2014	28,922
Year 2015	28,826
Year 2016 onwards	446,745
Total	594,207

l)   Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2010 and 2009, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

m)   Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

n)   Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

p)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

q)   Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

-

Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies”.

Other expenses, net for the years ended December 31, 2010 and 2009, include the following items:

	2010	2009
Net increase in provisions for contingencies (Exhibit E)	(21,396)	(25,607)
Revenue from firm transportation contract termination agreement	18,575	-
Others	2,817	(1,538)
Total	(4)	(27,145)

r)   Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2010 and 2009 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)   New accounting rules

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. The Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010. Moreover, the Company is evaluating the effects of the adoption of said accounting rules.

On July 1, 2010, the CNV issued Resolution No. 576/10, which extends Resolution No. 562/09, and, among others, establishes, that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment (which amount is disclosed in Note 2.k, in compliance with CNV Resolution No. 487) must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS will recognize this liability in the fiscal year 2011. Moreover, said Resolution allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders’ Equity, which do not represent shares or reserved earnings.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, gain / (loss) on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Year ended December 31, 2010	Gas Transportation	Production and Commercialization of liquids	Other Services	Corporate	Total
Net revenues	550,972	1,010,447	91,582	-	1,653,001
Operating income / (loss)	63,473	404,698	14,532	(119,310)	363,393
Depreciation of property, plant and equipment	156,820	38,563	12,554	6,259	214,196
Additions to property, plant and equipment	75,805	33,861	34,545	11,486	155,697
Identifiable assets	3,707,655	497,945	250,514	1,155,231	5,611,345
Identifiable liabilities	387,881	160,527	18,741	1,751,176	2,318,325
Year ended December 31, 2009
Net revenues	669,440	800,503	130,705	-	1,600,648
Operating income / (loss)	329,800	264,629	49,549	(82,461)	561,517
Depreciation of property, plant and equipment	153,047	39,957	12,207	3,166	208,377
Additions to property, plant and equipment	95,558	26,886	32,901	6,053	161,398
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2010 and 2009  are as follows:

	2010	2009 (1)
MetroGAS S.A. (“MetroGAS”)	183,492	180,911
Camuzzi Gas Pampeana S.A.	93,183	91,805
Gas Natural BAN S.A.	69,928	70,397
Petrobras Argentina	32,888	32,299
Camuzzi Gas del Sur S.A.	24,435	22,843

(1) Does not include the tariff increase ratified through Decree No. 1,918/09.

As of December 31, 2010 and 2009, significant customers in the production and commercialization of liquids segment were Petrobras International Finance Company (“PIFC”), a subsidiary of Petróleo Brasileiro S.A.-Petrobras, PBB-Polisur S.A. (“Polisur”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the production and commercialization of liquids) for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
PIFC	490,166	544,968
Polisur	329,581	328,250
Trafigura	275,003	-

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2010 AND 2009

		2010	2009
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS	34,586	22,680
	Camuzzi Gas Pampeana S.A.	8,647	8,468
	Gas Natural BAN S.A.	6,886	7,426
	Camuzzi Gas del Sur S.A.	2,047	2,851
	Profertil S.A. (“Profertil”)	6,359	9,034
	Repsol-YPF S.A. (“Repsol-YPF”)	1,558	2,494
	Total Austral S.A. (“Total Austral”)	4,778	2,674
	Pan American Sur S.R.L. (“PAS”)	4,699	7,340
	Wintershall Energía S.A. (“Wintershall”)	20,868	6,175
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	1,318	2,934
	Related companies	4,169	4,436
	Others	10,477	6,021
	Tariff increase – Decree No. 1,918/09 (Note 7.a.)	-	141,170
	Subtotal	106,392	223,703

	Production and commercialization of liquids
	Polisur	43,401	38,895
	Trafigura	14,878	-
	Related companies	44,882	51,664
	Others	9,834	6,791
	Subtotal	112,995	97,350

	Other services
	Profertil	4,351	4,155
	Gas trust fund	55,653	40,432
	Related companies	14,589	19,012
	Others	23,721	19,110
	Subtotal	98,314	82,709

	Allowance for doubtful accounts (Exhibit E)	(716)	(5,812)
	Total	316,985	397,950

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2010	2009
b)	Other current receivables
	Tax credits	1,994	4,024
	Prepaid expenses	6,814	7,340
	Advances to suppliers	15,637	1,811
	Subsidies receivable	16,963	7,322
	Personal Property Tax to be recovered	1,140	3,308
	Others	9,831	8,684
	Total	52,379	32,489

c)	Non-current accounts receivable
	MetroGAS (1)	27,176	-
	Profertil	9,000	11,437
	Allowance for doubtful accounts(1)	(27,176)	-
	Total	9,000	11,437

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	733	196
	Easement expense to be recovered	4,233	4,233
	Tax credits (2)	55,332	2,948
	Others	4,558	1,318
	Total	64,856	8,695

e)	Accounts payable
	Suppliers	246,393	200,292
	Customers (credit balances)	28,050	34,787
	Related companies	19,307	36,162
	Total	293,750	271,241

f)	Current taxes payable
	Turnover tax	-	75
	Income tax (net of advances and others)	77,942	129,073
	VAT	-	15,529
	Tax on exports	14,044	16,022
	Others	5,292	5,306
	Total	97,278	166,005

g)	Current advances from customers (3)
	Aluar	6,742	6,742
	Corporación Petrolera S.A.	1,564	-
	Total Austral	4,770	4,770
	Polisur	626	837
	PAS	3,180	3,180
	Others	1,118	885
	Total	18,000	16,414

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2010	2009
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	5,200	4,295
	Negative equity value (Exhibit C)	-	4
	Other provisions	806	546
	Total	6,006	4,845

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	29,911	45,589
	Total	29,911	45,589

j)	Non-current advances from customers (3)
	Aluar	185,432	192,174
	Total Austral	24,645	29,415
	Polisur	644	1,199
	PAS	16,429	19,610
	Total	227,150	242,398

(1) Corresponds to the receivable balance that TGS had with MetroGAS as of the date this client commenced its reorganization process on June 17, 2010.

(2) As of December 31, 2010, includes Ps. 52,384 of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

(3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Cash and banks (1)	470,129	441,023
Current investments	619,351	584,119
Total cash and cash equivalents	1,089,480	1,025,142

(1)  As of December 31, 2010 and 2009, includes Ps. 401,963 and Ps. 344,555, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions as of December 31, 2010 and 2009 are as follows:

	2010	2009
Acquisition of property, plant and equipment through an increase in accounts payable	25,158	23,877
Financial expense capitalization	3,954	4,208

Cash flows resulting from operations include net financial results generated by cash and cash equivalents as of December 31, 2010 and 2009 for Ps. 36,783 and Ps. 59,762, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2010 and 2009 comprises the following:

	2010	2009
Current loans:
1999 EMTN Program: Series 2 notes (1)	97	114
Interests payable 2007 EMTN Program	14,564	14,869
Total current loans	14,661	14,983

Non- current loans:
2007 EMTN Program: Series 1 notes	1,487,119	1,502,330
Total non-current loans	1,487,119	1,502,330
Total loans	1,501,780	1,517,313

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 5,129 and Ps. 10,829 for the years ended December 31, 2010 and 2009, respectively, associated with the purchase of notes with a nominal value of US$ 21,326,000 and US$ 9,650,000, respectively. As of December 31, 2010, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

For the refinancing of the outstanding financial debt.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

7.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. Currently, preparatory acts are being carried out for the establishment of the Tribunal that will hear the case.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. tThe total of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS, and as of the date of the issuance of these financial statements, this appeal has not been resolved.

Moreover, on November 16, 2010, TGS received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested the ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable respond in this matter.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09. The revenue derecognition generated a Ps. 85 million negative impact on the Company’s net income in the fiscal year ended December 31, 2010.

According to the provisional agreement, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated financial statements, TGS is still evaluating the terms of this proposal and negotiating with the UNIREN the scope of one of its clauses.

The production and commercialization of liquids segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the propane and butane (“LPG”) bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)   Expansion of the gas transportation system

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the residential users. In addition, as soon as the works come into service, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which permitted the transportation of natural gas from the Austral basin.

Under the above mentioned management agreement signed in December 2006, TGS made revenues for Ps. 50.3 million (this amount does not include the adjustment of the costs increase provided in the contract which should be approved by the ENARGAS and the Federal Energy Bureau) as a consideration for the services to be rendered for the 247 MMcf/d of the second expansion. In 2009, TGS collected Ps. 10.6 million plus VAT from the trust fund and, as of December 31, 2010 the Company keeps an account receivable of Ps. 46.5 million (VAT included). Moreover, TGS keeps an account receivable of Ps. 9.1 million with said trust fund regarding the recognition of interest.

Additionally, TGS is negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, the Company is currently negotiating an amendment of its management agreement in order to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

As of December 31, 2010, 222 MMcf/d of the second expansion project had been completed and become operative. In March 2010, the pipeline in the Magellan Strait was completed. This expansion provides an additional transportation capacity of 600 MMcf/d. These works were necessary to provide the additional transportation capacity of 222 MMcf/d mentioned above. The completion of this pipeline, which was technically challenging, was in itself a significant and strategic undertaking for Argentina. Development of this pipeline will support ongoing expansions of the TGS pipeline system and growing energy demand through the development of domestic reserves.

c)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2010 and 2009, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)  In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the sales of liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

As of December 31, 2010, TGS maintains a provision of Ps. 29.1 million.

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2010, TGS has not recorded any provision in this connection.

c)    In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2010, the Company recorded a provision of Ps. 57.4 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)     In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2010, the remaining balance of the sentence amounted to Ps. 58.8 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities", offsetting the provision mentioned above. As of December 31, 2010, the net provision amounted to Ps. 5.2 million.

e)    On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2010, TGS has not recorded any provision in respect of this proceeding.

f)   In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the years ended December 31, 2010 and 2009, TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Under the same scheme, for the year ended December 31, 2009, TGS sold natural gasoline to PIFC.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price. Currently, both parties are negotiating a new contract which will come into effect as of 2011.

As of December 31, 2010 and 2009, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 714 and Ps. 94, respectively. The accrued amounts for such compensations for the years ended December 31, 2010 and 2009 were Ps. 2,257 and Ps. 1,950, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2010 and 2009 is as follows:

	2010		2009
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	17,620	19,307	11,672	35,336
Affiliates with significant influence:
Link	129	-	245	-
TGU	13	-	219	-
EGS	-	-	25	826
Other related companies:
PIFC	44,844	-	51,627	-
Área Santa Cruz II U.T.E.	-	-	7,787	-
Refinor S.A.	572	-	719	-
WEB S.A.	288	-	1,357	-
Total	63,466	19,307	73,651	36,162

The detail of significant transactions with related parties for the years ended December 31, 2010 and 2009 is as follows:

Year ended December 31, 2010

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFC	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122

Year ended December 31, 2009

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,299	30,236	23,647	28,239	40,275	-
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFC	-	544,968	-	-	-	-
Compañía Mega S.A.	1,003	9,754	30	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	37,118	584,958	33,861	29,894	40,275	122

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

 (Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile. By the end of 2010, EGS’ clients decided to terminate the firm transportation contracts.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

NON-CURRENT INVESTMENTS

	2010										2009
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	868	Pipeline maintenance	09/30/2010	28	789	2,155	49.00	824
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	702	Pipeline construction and operation services	09/30/2010	237	1,905	2,189	49.00	955
Subtotal				1,570							1,779
Gas Link S.A.	$1	502,962	503	481 (1)	Pipeline construction and operation services	09/30/2010	1,026	39	8,993	49.00	(4) (1) (2)
Total				2,051							1,775

(1) Includes the elimination of intercompany profits. See Note 2.h).

(2) Included in Other Liabilities.

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2010

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	90,787	-	35,111
With specified maturity				
* Overdue				
Until 12-31-2009	-	8,770	22	52,405
From 01-01-10 to 03-31-10	-	51,334	-	1,530
From 04-01-10 to 06-30-10	-	4,188	-	851
From 07-01-10 to 09-30-10	-	6,902	-	274
From 10-01-10 to 12-31-10	-	42,939	-	2,275
Total overdue	-	114,133	22	57,335
* Non-due:				
From 01-01-11 to 03-31-11	619,351	248,675	14,639	300,666
From 04-01-11 to 06-30-11	-	4,041	-	81,787
From 07-01-11 to 09-30-11	-	-	-	3,787
From 10-01-11 to 12-31-11	-	2,114	-	3,787
During 2012	-	6,257	-	15,151
During 2013	-	3,495	-	14,883
During 2014	-	1,610	371,966	14,692
During 2015	-	-	371,966	14,692
From 2016 onwards	-	-	743,187	167,732
Total non-due	619,351	266,192	1,501,758	617,177
Total with specific maturity	619,351	380,325	1,501,780	674,512
Total	619,351	471,112	1,501,780	709,623

(1) Includes mutual funds, time deposit and bank accounts. Such investments bear floating interest rates.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 13,351 which bear interests at 5.52% semi-annual rate and Ps.48,123 which bears CER plus a spread of 8%. From the total credits without specified maturity, Ps. 1,117 correspond to current assets and Ps. 89,670 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 5,200 correspond to current liabilities and Ps. 29,911 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Transportadora de Gas del Sur S.A.
Legal address: Don Bosco 3672, 5th. Floor
Buenos Aires
Argentina

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of December 31, 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and other related notes and exhibits.

2.

As provided for by the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina and the regulations issued by the National Securities Commission (“CNV”) for the preparation of financial statements, the preparation and adequate presentation of these financial statements are the responsibility of the Company’s Board of Directors and Management. This responsibility involves: (a) designing, implementing and maintaining adequate internal controls so that the financial statements are free of material misstatements derived from errors or irregularities; (b) selecting adequate accounting policies; and (c) preparing reasonable accounting estimates as appropriate. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

3.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. In performing this risk assessment, we considered the Company’s existing internal controls over the preparation and presentation of financial statements for the purpose of selecting adequate audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes assessing the accounting principles used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the CNV regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations. As further explained in Note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7, mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and so far it has obtained the National Executive Branch’s ratification of the transitional agreement timely signed with the Unit for Renegotiation and Assessment of Utilities Contracts, the integral renegotiation of which is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize, and, consequently,  whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

6.

As of December 31, 2010, the Company records value added tax and income tax credits arising from the reversal of the tariff increase referred to in Note 7a). The Company will file a tax refund appeal and has estimated the present value of such credits considering a two-year timeframe. We are not in a position to evaluate whether the Company will have the referred tax amounts refunded within such timeframe.

7.

In our opinion, subject to the effects of the potential adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraphs 5 and 6 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TGS and its subsidiary as of December 31, 2010, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with generally accepted accounting principles in force in the City of Buenos Aires.

8.

The consolidated financial statements of TGS as of and for the year ended December 31, 2009, which are presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 4, 2010, we issued a qualified opinion due to the uncertainties as to the future development of the regulated business and the consequent impact on the recoverability of the non-current assets associated with such business.

Buenos Aires, Argentina
February 10, 2011

SIBILLE

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: March 16, 2011

Footnotes

1() Not covered by Auditor’s Report, except for items 6, 7 and 9.

2